Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of New Fortress Energy Inc. for the registration of Class A Common Stock, Preferred Stock, Depositary Shares, Debt Securities, Warrants and 114,670,972 Shares of Class A Common Stock Offered by Selling Stockholders and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of New Fortress Energy Inc., and the effectiveness of internal control over financial reporting of New Fortress Energy Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

March 1, 2024